Free Writing Prospectus
Dated December 13, 2017
Filed pursuant to Rule 433
Registration Statement No. 333-221615

KINGSTONE

Nasdaq: KINS

Senior Notes Offering

December 2017

Safe Harbor

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling 1-866-805-4128.

Statements in this presentation, including the information set forth as to the future financial or operating performance of Kingstone Companies, Inc. ("Kingstone"), that are not current or historical factual statements may constitute "forward looking" information within the meaning of securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kingstone, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. When used in this presentation, such statements may include, among other terms, such words as "may," "will," "expect," "believe," "plan," "anticipate," "intend," "estimate," "project," "target" and other similar terminology. These statements reflect current expectations, estimates and projections regarding future events and operating performance and speak only as to the date of this presentation. Readers should not place undue importance on forward looking statements and should not rely upon this information as of any other date. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements may not be realized due to a variety of factors, including without limitation: (i) the risk of significant losses from catastrophes and severe weather events; (ii) a downgrade in our A.M. Best rating; (iii) adverse capital, credit and financial market conditions; (iv) the unavailability of reinsurance at current levels and prices; (v) the exposure to greater net insurance losses in the event of reduced reliance on reinsurance; (vi) the credit risk of our reinsurers; (vii) the inability to maintain the requisite amount of risk-based capital needed to grow our business; (viii) the effects of climate change on the frequency or severity of weather events and wildfires; (ix) risks related to the limited market area of our business; (x) risks related to a concentration of business in a limited number of producers; (xi) legislative and regulatory changes, including changes in insurance laws and regulations and their application by our regulators; (xii) limitations with regard to our ability to pay dividends; (xiii) the effects of competition in our market areas; (xiv) our reliance on certain key personnel; (xv) our reliance on information technology and information systems; (xvi) our ability to replace or remove management or directors; (xvii) future sales of common shares; and (xviii) public company challenges. The foregoing list of factors is not exhaustive. See also "Risk Factors" listed and incorporated by reference in the Company's most recent registration statement (including the prospectus and prospectus supplement) filed with the SEC. Many of these issues can affect Kingstone's actual results and could cause the actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kingstone. Readers are cautioned that forward looking statements are not guarantees of future performance, and should not place undue reliance on them. In formulating the forward looking statements contained in this presentation, it has been assumed that business and economic conditions affecting Kingstone will continue substantially in the ordinary course. These assumptions, although considered reasonable at the time of preparation, may prove to be incorrect.

Kingstone Companies, Inc.	
Headquarters	Kingston, NY
Number of Employees	97
Headquarters	Kingston, NY
A.M. Best Rating	A-
Ticker	NASDAQ: KINS
Market Capitalization*	$200.8 million
GAAP Shareholder's Equity (at 9/30/17)	$93.8 million
Net Income (LTM 9/30/17)	$10.1 million
Annualized Quarterly Dividend per Share (as of 09/30/17)	$0.32

*As of 12/11/2017

Offering Summary

Issuer:	Kingstone Companies, Inc. (“Kingstone”, or the “Company”)
Security:	Senior Unsecured Notes (the “Notes”)
Denominations:	$1,000 denominations and $1,000 integral multiples thereof
Credit Ratings:	BBB- (Kroll Bond Rating Agency) bbb- (A.M. Best)
Redemption:	Kingstone may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.
Covenants:	The Notes will contain covenants that, among other things, limit: (i) the ability of Kingstone to merge or consolidate, or lease, sell, assign or transfer all or substantially all of its assets; (ii) the ability of Kingstone to sell or otherwise dispose of the equity securities of certain of its subsidiaries; (iii) the ability of certain of Kingstone’s subsidiaries to issue equity securities; (iv) the ability of Kingstone to permit certain of its subsidiaries to merge or consolidate, or lease, sell, assign or transfer all or substantially all of their respective assets; and (v) the ability of Kingstone and its subsidiaries to incur debt secured by equity securities of certain of its subsidiaries.
Use of Proceeds:	Kingstone intends to use the net proceeds from the offering primarily to support organic growth, including contributions to Kingstone Insurance Company. Remaining funds will be utilized for general corporate purposes.
Sole Underwriter:	Sandler O’Neill + Partners, L.P.

Regional Multi-Line P&C Insurance Company

- Personal and commercial lines property and casualty insurer
  - Focused primarily on personal lines and small commercial
  - Personal lines (home and dwelling) currently account for 78% of gross written premiums[(1)]
  - Our products fill a market need for independent agents and consumers
- Expanding regional footprint in the Northeast U.S.
  - Historical core market in downstate New York: New York City, Long Island, and Westchester County
  - Began writing business in New Jersey and Rhode Island in 2017
  - Recently licensed in Massachusetts, applications pending in Maine and New Hampshire

What Makes us Different…

Focused on writing business exclusively through independent agents

Long-standing market presence (established 1886) with consistent rate levels and agency relationships

Underwriting profit in each of the last ten last years, including years impacted by Superstorm Sandy

Attractive returns on shareholders equity with a strong balance sheet and effective risk management

A.M. Best financial strength rating of "A-" (Excellent), competing against many non-A.M. Best rated carriers

(1) For the nine months ending September 30, 2017.

Our History – KINS and Kingstone Insurance Company

- KINS originally an owner/franchisor of retail insurance agencies (formerly known as DCAP Group)
- Acquired ownership of Commercial Mutual in 2009 upon its demutualization
- Transformed insurance company into an A.M. Best "A-" rated regional company

1886
Commercial Mutual Insurance Company (CMIC) formed; predecessor to Kingstone Insurance Company

2004
Kingstone (formerly DCAP Group, Inc.), largest chain of independent storefront insurance agencies in Northeast, listed on NASDAQ

2006
Kingstone purchased outstanding surplus notes at a cost of $3,075,000 and acquired control of CMIC

2009
CMIC demutualized and renamed Kingstone Insurance Company ("KICO")

Holding company name changed to Kingstone Companies, Inc

2010
KICO received "B" rating from A.M. Best

2011
Obtained authority to write in Pennsylvania

A.M. Best upgraded financial strength rating upgraded to B+ (Good)

Declared first quarterly dividend of $0.03 per share

2012
Increased quarterly dividend to $0.04 per share in August

2013
Completed public offering of 3,450,000 shares at a price of $5.95 per share; net proceeds of $18.8 million

2014
Renegotiated reinsurance treaties, reduced Personal Lines quota share to 55% and eliminated Commercial Lines quota share

2015
A.M. Best upgraded financial strength rating to B++ (Good)

Reduced Personal Lines quota share to 40%

2016
Received $4.8 million equity investment from RenaissanceRe Holdings Ltd. ("RenRe")

2017
Completed public follow-on equity offering raising $30.1 million in net proceeds

A.M. Best upgraded financial strength rating to A- (Excellent)

Began writing business in New Jersey and Rhode Island

Reduced Personal Lines quota share to 20%

Experienced Management Team

Barry B. Goldstein *Chairman, President & Chief Executive Officer*	• Chairman and Chief Executive Officer since 2001 • 20 years of experience in the P&C insurance industry • Kingstone's largest shareholder[(1)]
Victor Brodsky *Chief Financial Officer*	• Joined Kingstone in 2007, Chief Financial Officer since 2009 • Public company Chief Financial Officer experience of almost 20 years
Benjamin Walden *Executive Vice President and Chief Actuary*	• Chief Actuary since 2013, company's first in-house actuary • Over 25 years of personal lines actuarial and management experience
Karl Houseknecht *Treasurer and Controller*	• Treasurer for Kingstone since 2002 • Over 25 years of experience with NY P&C insurance companies
Thomas Seccia *Senior Vice President and General Counsel*	• General Counsel for Kingstone since 2008 • Over 20 years of experience with NY P&C insurance companies
David Delaney *Senior Vice President of Business Development*	• Joined Kingstone in 2016, previously department head at AIG Consumer • Responsible for KICO multi-state expansion program
Jeanette Lobosco *Vice President of Claims*	• Joined KICO in 2014, Vice President of Claims since 2016 • Over 25 years of experience in the P&C insurance industry

- Broad employee profit sharing plan tied directly to underwriting results
- Compensation and strategy designed to attract executives focused on contributing to long-term value creation
- Executives rewarded for strong financial and operational performance

(1) On a fully diluted basis, including options.

Financial Performance

($ in thousands)

Key Financial Metrics	2012	2013	2014	2015	2016	2017 YTD
Direct Written Premiums Growth Rate	20.9%	22.7%	26.1%	23.9%[1]	13.4%	17.1%
Combined Ratio (inclusive of all weather events)	93.9%	88.6%	77.1%	80.0%	79.2%	76.8%
Income from Operations Before Taxes	$1,070	$2,777	$7,876	$10,309	$13,419	$12,031
Net Income	767	2,012	5,328	6,960	8,990	8,055
Stockholders' Equity	16,282	35,709	40,501	45,277	56,681	93,818

Consistent written premium growth averaging over 21% over past five years

Five year all-in average combined ratio of 83.8%

Stockholders' equity increased more than five fold since December 31, 2012

(1) Excludes commercial auto runoff.
Note: 2017 YTD reflects the nine months ended September 30, 2017.

The Kingstone Story

Focus on Independent Agency Relationships: The Foundation of Our Success

- Strong relationships with P&C insurance distribution partners (over 400 agencies)
- Consistency and dependability of service makes Kingstone an excellent alternative to larger carriers
- Focus on smaller sized agencies often disregarded by larger carriers due to size

Business Transformation Since Demutualization (in 2009): Alignment of Management, Employee and Investor Interests

- A significant portion of management's net worth in Kingstone stock and CEO is company's largest shareholder[1]
- Employee bonus plan tied directly to GAAP Combined Ratio
- Evolved into efficient, low-cost operation while growing our business

Multiple Opportunities For Sustainable and Profitable Growth: The Growth Kicker

- Kingstone has a proven ability to identify profitable opportunities in less crowded markets
- Paying particular attention to our "Boots on the Ground" – agents help to identify underserved niche markets
- Expanding into adjacent markets with similar, attractive dynamics
- "A-" A.M. Best rating enhances position with existing agent relationships and facilitates new market opportunities

Focus on core financial goals:

1) 20% organic premium growth
2) 20% operating margins
3) 15% to 20% ROE

KINGSTONE

(1) On a fully diluted basis, including options.

A.M. Best Financial Strength Rating

Recent Upgrade

- We took the following steps to position KICO to achieve a ratings upgrade to "A-" in April 2017:
  - Contributed $23 million of capital to KICO from January 2017 equity offering
  - Structured 2017/18 property catastrophe reinsurance to meet A.M. Best's standard by maintaining existing excess of loss limit (above 1-in-250 year level) and increasing 2nd event coverage to 1-in-100 year level
  - Reduced personal lines quota share ceding percentage from 40% to 20% effective 7/1/17, down from 75% prior to 7/1/14

Rating Upgrade Growth Opportunities

- Increased share of preferred business with existing agents and brokers
- Easier acceptance with agents and policyholders in new markets
- Better access to larger preferred agents and brokers
- Greater penetration in existing and new markets, including:
  - "A-" rated carrier option for new property and commercial markets
  - Higher valued homes (+$1 million insured value)

A.M. Best Rating History

2010	2011	2015	2017
Initial FSR Rating of "B"	FSR upgraded from "B" to "B+"	FSR upgraded from "B+" to "B++"	FSR upgraded from "B++" to "A-"

KINGSTONE

Business Mix

- Focus on products that meet the needs of our independent agent partners
- Primarily homeowners and dwelling coverages
- Niche livery physical damage coverage
- Expanding and diversifying our personal and commercial lines products
- Approximately 97% of policies in downstate New York (NYC / Long Island/Westchester)

Distribution of Inforce Policies



100%
80%
60%
40%
20%
0%
3.2%
19.1%
77.6%
1.6%
19.8%
78.5%
0.5%
21.9%
77.7%
23.7%
76.3%
21.6%
78.4%
2013
2014
2015
2016
2017
Personal
Commercial
Commercial Auto

Policies Inforce (as of 9/30/2017)



1%
2%
35%
62%
Long Island / Westchester
NYC
NJ
All Other

KINGSTONE

Serving Large and Stable Markets

- Policyholders currently located primarily in downstate New York market
  - 4th largest state in the country with estimated population of 19.7 million
  - 4th largest P&C insurance market in the U.S.
  - 4th largest Homeowners insurance market in the U.S.
- Entering other large markets with similar dynamics
  - New Jersey – 7th largest P&C insurance market and 10th largest Homeowners insurance market in the U.S.
  - Massachusetts – 12th largest P&C insurance market and 12th largest Homeowners insurance market in the U.S.
- Competing with large national carriers as well as regional and local carriers, several of whom are not A.M. Best rated

Top Homeowners' Insurers in New York
As of December 31, 2016

2016 Rank	2012 Rank	Institution	DPW ($MM)	Market Share
1	2	Allstate Corp.	$759.8	12.2%
2	1	State Farm	727.4	11.6
3	4	Chubb Ltd.	597.1	9.5
4	3	Travelers Companies Inc.	539.5	8.6
5	5	Liberty MHC Inc.	471.6	7.5
6	6	American International Group	332.9	5.3
7	15	National General Holdings Corp	204.4	3.3
8	7	NYCM Insurance Group	186.3	3.0
9	14	Heritage Insurance Holdings Inc.	160.9	2.6
10	8	Nationwide Mutual Group	150.5	2.4
11	11	USAA Insurance	139.6	2.2
12	9	MetLife Inc.	118.5	1.9
13	13	Hartford Financial Services	80.2	1.3
14	10	Assurant Inc.	70.7	1.1
15	**29**	**Kingstone Insurance Co.**	**68.2**	**1.1**
16	18	Preferred Mutual Insurance Co.	60.5	1.0
17	30	IAT Insurance	59.5	1.0
18	19	Andover Companies	58.4	0.9
19	36	PURE	56.9	0.9
20	20	Amica Mutual Insurance Co.	56.5	0.9
Top 20			**$4,899**	**66.3%**
Grand Total			**$6,252**	**100.0%**

Source: SNL Financial, as adjusted to reflect the acquisition of Narragansett Bay Insurance Co. by Heritage Insurance Holdings Inc.; Homeowners insurance includes Fire and Homeowners Multiple Peril lines of business.

Regional Expansion Plan

- Entering other Northeastern states where Kingstone can build out an agency-only distribution model based on the success achieved in the New York market
- Launched in New Jersey and Rhode Island in 2017
  - Began writing business in New Jersey in May 2017
  - Wrote first policy in Rhode Island in December 2017
- Anticipate Massachusetts launch in 2018
- Evaluating other Northeastern states for future expansion


VT
ME
NH
MA
NY
RI
CT
PA
NJ
Active Policies
Licensed

Execution of our regional expansion plan will provide greater geographic diversification in states with similar market dynamics and competitive environments

Established and Efficient Operations

- Primary operations center in Kingston, NY
  - Provides low-cost operating environment
- Investment in new tools and technology
  - Improved efficiency and effectiveness of underwriting and claims processes
  - Implemented new paperless workflow management and document storage system
- Online application and quoting systems for all major products
  - Agent-friendly platforms to submit and bind risks
  - Recently rolled out online platform for Business-owners Policies (BOPs)

Operating Efficiency

(Other Underwriting Expense as % of DPW, $ in millions)


18.1%
15.9%
14.9%
14.0%
14.1%
14.4%
14.4%
2011
2012
2013
2014
2015
2016
2017 YTD

	2011	2012	2013	2014	2015	2016	2017 YTD
Other Underwriting Expenses:	$7.4	$7.8	$9.0	$10.7	$12.8	$14.9	$12.9
Direct Written Premiums:	$40.7	$49.3	$60.4	$76.3	$91.0	$103.2	$89.4

Note: 2017 YTD reflects the nine months ended September 30, 2017.

Consistent Growth in Profitable Premium

Direct Written Premiums

($ in millions)


$49.3
$60.4
$76.3
$91.0
$103.2
$76.4
$89.4
2012
2013
2014
2015
2016
2016 YTD
2017 YTD

Net Combined Ratio (Inclusive of Weather-related Losses)


93.9%
88.6%
77.1%
80.0%
79.2%
79.0%
76.8%
2012
2013
2014
2015
2016
2016 YTD
2017 YTD

Note: 2016 YTD and 2017 YTD reflect the nine months ended September 30, 2016 and 2017, respectively.

KINGSTONE

Steady Earnings and Equity Growth

Net Income

($ in millions)



$0.8
$2.0
$5.3
$7.0
$8.9
$6.8
$8.1
2012
2013
2014
2015
2016
2016 YTD
2017 YTD

Stockholders' Equity

($ in millions)



$16.3
$35.7
$40.5
$45.3
$56.7
$93.8
12/31/2012
12/31/2013
12/31/2014
12/31/2015
12/31/2016
09/30/2017

Note: 2016 YTD and 2017 YTD reflect the nine months ended September 30, 2016 and 2017, respectively.

Strong Balance Sheet

- No outstanding debt
- Strong reserve adequacy, with favorable development on prior years in all periods since 2015
- Strong capitalization
- Conservative reinsurance program meeting A.M. Best "A-" standards

($ in millions)

	September 30, 2017	December 31, 2016
Cash and Investments	$155.7	$107.6
Total Assets	215.4	169.4
Loss and Loss Adjusted Expense Reserves	42.3	41.7
Total Liabilities	121.6	112.8
Total Shareholders Equity	93.8	56.7
Statutory Surplus	76.8	50.0

Reinsurance Provides Balance Sheet Protection & Capital Management

With a presence in coastal markets, Kingstone spends extensive time and resources managing its catastrophe risk while simultaneously growing its core business.

Conservative Exposure and Catastrophe Management Standards

- Net premium written-to-Surplus: maintain at approximately 1.5:1 or less
- No single after-tax loss greater than 1% of surplus
- No catastrophe loss more than 5% of surplus, net of tax
- Catastrophe reinsurance coverage to A.M. Best "A-" standards, including 1-in-250 1st event coverage and 1-in-100 2nd event coverage
- High quality reinsurance partners
- We have long standing relationships with our primary reinsurers and intermediary (Aon Benfield)

As a result:

- **Core Profitability is Excellent:** *including* Superstorm Sandy, our average combined ratio was 83.8% over past 5 years
- **Major Catastrophe Event Contained:** if Superstorm Sandy occurred today if would have less than a $5 million net impact on pre-tax income
- **Outperformed Peers:** combined ratio hit from Superstorm Sandy was far less than peers – long term focus led to conservative retention

Investment Portfolio

Portfolio at September 30, 2017

- Fixed income portfolio: 89.9%
- Effective duration less than five years
- Average credit rating A-

($ in millions)

	September 30, 2017	December 31, 2016
Total Investments	$129.9	$95.5
Cash and Equivalents	$25.9	$12.1
Total Cash and Investments	$155.7	$107.6
Bonds Only		
Average Effective Maturity	5.5 years	5.0 years
Duration	4.8 years	4.4 years
Average Credit Rating	A-	A-

Cash and Investments at 9/30/17



Common Equity 4%
Fixed Income US Treasuries <1%
Preferred Stock 4%
Fixed Income- States & Municipality 8%
Residential MBS 14%
Fixed Income - Corporate 53%
Cash & Cash Equivalents 17%

Pro Forma Capitalization

($ in thousands)

	Actual At September 30, 2017 (unaudited)	For Proposed Offering At September 30, 2017 (unaudited)
Senior unsecured notes	$ -	$ 30,000
Total debt	**-**	**30,000**
Common stock	116	116
Capital in excess of par	68,307	68,307
Accumulated other comprehensive income	1,312	1,312
Retained earnings	26,255	26,255
Treasury stock	(2,172)	(2,172)
Total stockholders' equity	**93,818**	**93,818**
Total capitalization	**$93,818**	**$123,818**

Debt / total stockholders' equity	NA	32.0%
Debt / total capitalization	NA	24.2%

Note: The above table sets forth KINS's consolidated capitalization as of September 30, 2017, (i) on an actual basis; and (ii) as adjusted to give effect to the proposed sale of $30 million of senior unsecured notes.

Holding Company Liquidity & Operating Cash Flows

($ in millions)

Current Holding Company Liquidity	As of September 30, 2017
Holding Company Cash	$7.0
Maximum Allowable Dividend from KICO[1]	3.0
Total Holding Company Liquidity	**$10.0**

- In addition to holding company liquidity, KICO has the ability to borrow up to $6.2 million based on 5% of KICO's net admitted assets on a full collateral basis from the Federal Home Loan Bank of New York as of September 30, 2017

Consolidated Cash Flow From Operations

($ in millions)


$7.4
$17.3
$20.4
$15.2
$20.9
2013
2014
2015
2016
2017 YTD

Note: 2017 YTD reflects the nine months ended September 30, 2017.
(1) KICO paid a dividend of $0.8 million to Kingstone in November 2017.

Investment Considerations

Consistent Profitable Growth

- Sustainable operating profits
- Multiple sources of new growth
- Embedded earnings growth from eliminating quota share

Attractive Market Position

- Favorable underwriting trends in target markets
- Large, stable markets
- Attractive competitive dynamics for an AM Best "A-" carrier

Increasing Scale and Diversification

- New state licenses and geographic diversification
- Demonstrated underwriting expertise in niche markets
- Scalable, low cost operations support spread of risk

Strong Financial Profile

- Consistent long term earnings and equity growth
- Attractive returns on capital

Conservative Risk Profile

- Well-capitalized balance sheet
- Significant reinsurance coverage to AM Best "A-" standards
- Strong reserve adequacy

Seasoned Management Team

- Extensive insurance industry experience
- Deep market knowledge
- Interests well aligned with investors

Definitions of Non-GAAP Measures

We believe that investors' understanding of Kingstone's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Direct written premiums – represents the total premiums charged on policies issued by us during the respective fiscal period.

Net written premiums – represents direct written premiums less premiums ceded to reinsures.

Net premiums earned – the GAAP measure most closely comparable to direct written premiums and net written premiums. Our management uses direct written premiums and net written premiums, along with other measures, to gauge our performance and evaluate results. Direct written premiums and net written premiums are provided as supplemental information, are not a substitute for net premiums earned and do not reflect our net premiums earned.

Net combined ratio – the net combined ratio is a measure of an insurance company's overall underwriting profit. This is the sum of the net loss and net underwriting expense ratios. If the net combined ratio is at or above 100 percent, an insurance company cannot be profitable without investment income, and may not be profitable if investment income is insufficient.

KINGSTONE

Nasdaq: KINS

Kingstone Companies, Inc.
15 Joys Lane
Kingston, NY 12401

www.kingstonecompanies.com

Contacts

Barry Goldstein
Chief Executive Officer, President and Chairman
(845) 340-8378
bgoldstein@kingstonecompanies.com

Victor Brodsky
Chief Financial Officer
(845) 340-8379
vbrodsky@kingstonecompanies.com